Exhibit 8.1

Legal Name	Place of Incorporation	Doing Business as	Ownership (%)(1)

Transporte Aéreo S.A	Chile	LATAM Airlines Chile		100.00%
LATAM Airlines Perú S.A.	Peru	LATAM Airlines Peru		99.81%
LATAM-Airlines Ecuador S.A.	Ecuador	LATAM Airlines Ecuador	Voting	60.00%
			No Voting	100.00%
LAN Argentina S.A	Argentina	LATAM Airlines Argentina		100.00%
Aerovías de Integración Regional, Aires S.A	Colombia	LATAM Airlines Colombia		99.23%
TAM S.A	Brazil	LATAM Airlines Brasil (2)	Voting	51.04%
			No Voting	100.00%
Transporte Aéreos del Mercosur S.A.	Paraguay	LATAM Paraguay		94.98%
Lan Cargo S.A	Chile	LATAM Airlines Cargo		99.90%
Linea Aérea Carguera de Colombia S.A.	Colombia	LATAM Cargo Colombia		90.46%
Aerolinhas Brasileiras S.A.	Brazil	LATAM Cargo Brazil		100.00%

(1) Percentage of equity owned by LATAM Airlines Group S.A. directly or indirectly through subsidiaries or affiliates.
(2) TAM S.A. include its affiliate TAM Linhas Aereas S.A (“TLA”), which does business under the name “LATAM Airlines Brazil”.